Remy International, Inc
600 Corporation Drive • Pendleton, Indiana 46064 USA

December 2, 2013

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549-4561

Attention:	Lyn Shenk
Branch Chief

Re:	Remy International, Inc.
Form 10-K for Fiscal Year Ended December 31, 2012
Filed on February 27, 2013
File No. 001-13683
Response to Staff Comments

Dear Ms. Shenk:

Remy International, Inc. ("Remy" or "the Company") hereby submits the following responses to comments in the letter from the Commission's staff dated November 15, 2013. To assist your review, we have retyped the text of those comments below.

Form 10-K for Fiscal Year Ended December 31, 2012

Contractual Obligations, page 44

Comment:

1.
This table is intended to increase the transparency of cash flows. Since your payments of interest are material to your cash flows, we believe you should include scheduled and/or expected interest payments in the table. Where interest rates are variable and unknown, you may use your judgment to determine whether to include such estimates. If you elect to include estimates, you may determine the appropriate methodology to estimate the interest payments, with disclosure of the methodology used in your estimate. If you continue to exclude interest payments from the table, please disclose the significant contractual terms of the debt and any other information that is material to an understanding of these future cash flows.

United States Securities and Exchange Commission
December 2, 2013

Response:

The Company will include estimated amounts for future interest payments on our outstanding debt in the contractual obligations table beginning with Remy’s 2013 Form 10-K. In the 2013 Form 10-K, we will also disclose our assumptions regarding our future estimated interest payments since much of our debt is subject to variable interest rates.

Item 8 Financial Statements and Supplementary Data, page 50

Comment:

2.
In view of the risk factor disclosed on page 25 in regard to your status as a holding company and dependence upon your subsidiaries as your source of cash flow, please explain to us your consideration of Rules 4-08(e), 5.04(c) Schedule I and 12-04 of Regulation S-X, and include required disclosures and schedules as appropriate.

Response:

In accordance with Rule 4-08(e)(1), the Company has disclosed that the covenants of its Term B Loan agreement contains restrictive covenants including "limitations on the payment of dividends in excess of a specified amount" in the Liquidity and Capital Resources section on page 43 of the Company's 2012 Form 10-K. The Company has disclosed in Note 11. Debt on page 72 of the Company's 2012 Form 10-K that "Dividends and additional borrowings are limited under the covenants." Beginning with our 2013 Form 10-K, the Company will specifically disclose either (i) that there are no restrictions on its retained earnings regarding the ability to pay dividends to stockholders or (ii) the amount of retained earnings that is free of restrictions, in accordance with Rule 4-08(e)(1) of Regulation S-X.

Rule 4-08(e)(2) is not applicable for Remy as it does not have any 50 percent or less owned persons accounted for by the equity method.

The Company does not meet the thresholds where disclosure is required under Rule 4-08(e)(3), Rule 5-04(c) Schedule I and Rule 12-04. As of December 31, 2012, the Company's net assets which were subject to restrictions were significantly below $115.0 million, or 25% of the Company's consolidated net assets of $459.9 million.

Note 16. Income Taxes, page 76

Comment:

3.
We note the valuation allowance against deferred income tax assets decreased by $96.2 million and $21.5 million in 2012 and 2011, respectively. However, it appears from disclosure in this filing that for 2012 you reversed $84.7 million of the allowance

United States Securities and Exchange Commission
December 2, 2013

against deferred tax assets in the United States and released $4.7 million of the allowance against foreign deferred tax assets, for a total of $89.7 million. From prior disclosure it appears that for 2011 you released $2.2 million of the allowance against foreign deferred tax assets. Please reconcile for us the difference between the change in the allowance to the amounts disclosed as affecting income tax expense for each respective year.

Response:

The table below reconciles the $84.7 million of the allowance reversed against deferred tax assets in the United States and the $4.7 million of the allowance released against foreign deferred tax assets, to the $96.2 million change in valuation allowance in 2012. The table also reconciles the release of $2.3 million of the allowance reversed against foreign deferred tax assets to the $21.5 million change in valuation allowance in 2011.

Reconciliation of Valuation Allowance
(In thousands)
	2012	2011
Beginning of the year balance	$112,277	$133,824

Charged to costs and expenses:
Discrete item third quarter of 2012 - release of United States beginning of the year valuation allowance	(84,705)	—
Other discrete items- release of foreign valuation allowances	(4,708)	(2,320)
Current year income in jurisdictions with a valuation allowance	(14,392)	(27,201)
Total charged to costs and expenses	(103,805)	(29,521)

Charged (credited) to other accounts:
Amount of valuation allowance charged to other comprehensive income, deferred tax assets, and other non-income adjustments	7,572	7,974
Total charged (credited) to other accounts	7,572	7,974

Total change in valuation allowance during the year	(96,233)	(21,547)
End of the year balance	$16,044	$112,277

The primary reconciling item between the release of the valuation allowance of $89.4 million in 2012 and $2.3 million in 2011 is due to a change in circumstances that caused Remy's change in judgment surrounding the realizability of deferred tax assets in future years, which were disclosed in Note 16. Income Taxes. Also contributing to the total change in the valuation allowance of $96.2 million and $21.5 million in each respective year was the utilization of $14.4 million and $27.2 million of net operating losses and other deferred taxes against current period net income for the years ending December 31, 2012 and 2011, respectively, in jurisdictions where a valuation allowance existed. Collectively these items resulted in an income tax benefit recognized in the statement of operations of $103.8 million and $29.5 million for years ending December 31, 2012 and 2011,

United States Securities and Exchange Commission
December 2, 2013

respectively. Offsetting these items were $7.6 million and $8.0 million of amounts charged to other balance sheet accounts for the years ending December 31, 2012 and 2011, respectively, as disclosed in "Charged (credited) to other accounts" in Schedule II Valuation and qualifying accounts of the Company's 2012 Form 10-K.

Comment:

4.
You disclose that concluding that a valuation allowance is not required is difficult when there is significant negative evidence which is objective and verifiable, such as cumulative losses in recent years. You further disclose that you utilize a rolling twelve quarters of pre-tax book results as a measure of cumulative results in recent years, and that your analysis in the U.S. and certain foreign jurisdictions indicates that you have cumulative three year historical losses on this basis that you consider to be significant negative evidence that is difficult to overcome. You also disclose on page 34 that during the last half of 2012, the U.S. commercial vehicle market softened, demand in Europe remains weak, China economic growth slowed, and prolonged economic uncertainties in Europe continue with low consumer demand for vehicles. With the foregoing in mind, please tell us and revise to disclose for fiscal 2012 your basis for reversing the U.S. valuation allowance and how you concluded that certain foreign locations no longer needed a valuation allowance.

Response:

After reviewing all available evidence, the Company determined that it was more likely than not that a valuation allowance would not be required for temporary differences related to some of the jurisdictions where Remy conducts business. During 2012, the Company reviewed all possible sources of taxable income by jurisdiction and tax character to determine whether or not it was more likely than not that the deferred taxes would be realized. These sources of taxable income reviewed were future reversals of existing deferred tax assets, future taxable income exclusive of reversing temporary differences and carryforwards, and taxable income in carryback years. The Company had significant cumulative three year pretax income in each of the tax jurisdictions where it released the valuation allowance and projected estimates of future pretax earnings in these jurisdictions. Additionally, we noted consecutive years of pretax income as a history of earnings. We believed this history of earnings together with expectations of continued profitability were appropriate positive evidence under ASC 740-10-30-22 for the release of a valuation allowance in the third quarter 2012 for the United States and certain foreign jurisdictions. While the United States commercial vehicle market softened, demand in Europe remained weak, China's economic growth slowed, and prolonged economic uncertainties in Europe continued with low consumer demand for vehicles as disclosed on page 34, our operations in those jurisdictions remained profitable, further supporting the release of our valuation allowance.

Within the U.S., the Company had three years cumulative income and based on forecasted operating results determined that there was sufficient evidence to conclude that it was more likely than not that the existing temporary differences related to the deferred tax assets would be utilized. As such,

United States Securities and Exchange Commission
December 2, 2013

the Company released the valuation allowance of $84.7 million related to the United States income tax temporary differences in the third quarter of 2012 as a discrete item.

Not only does Remy have to review temporary tax differences in the United States, but also, Remy has to review all sources of taxable income on a multi-national basis. During 2012, upon reviewing all available evidence and multiple sources of taxable income, it was determined that it is more likely than not that Remy would realize the net deferred tax asset in our Belgium subsidiaries. As a result, $4.7 million of a valuation allowance was released to realize the deferred tax attributes in this tax jurisdiction during 2012.

The disclosure in our Form 10-K for the year ended December 31, 2012 references cumulative three year losses in the United States. The disclosure should clarify that the three year cumulative losses in the United States are specific to certain states and tax credits within the United States for which we maintain a valuation allowance.

The Company will include the following revised disclosure for clarification to be included in the notes to its consolidated financial statements beginning with its 2013 Form 10-K.

"We review the likelihood that the Company will realize the benefit of its deferred tax assets and, therefore, the need for valuation allowances on a quarterly basis, or more frequently if events indicate that a review is required. In determining whether or not it is more likely than not that a valuation allowance is required, the historical and projected financial results of the legal entity or consolidated group recording the net deferred tax asset is considered, along with all other available positive and negative evidence. The factors considered by management in its determination of the probability of the realization of the deferred tax assets include but are not limited to: recent adjusted historical financial results, historical taxable income, projected future taxable income, the expected timing of the reversals of existing temporary differences and tax planning strategies. If, based upon the weight of available evidence, it is more likely than not the deferred tax assets will not be realized, a valuation allowance is recorded.

In performing our analysis of whether a valuation allowance is required, we utilize a rolling twelve quarters of pre-tax book results adjusted for significant permanent book to tax differences as a measure of cumulative results in recent years. In certain states in the United States and foreign jurisdictions, our analysis indicates that we have cumulative three year historical losses on this basis. This is considered significant negative evidence which is difficult to overcome. Therefore, we maintain a valuation allowance in those jurisdictions. However, the three year loss position is not solely determinative and, accordingly, management considers all other available positive and negative evidence in its analysis.

There is no corresponding income tax benefit recognized with respect to losses incurred and no corresponding income tax expense recognized with respect to earnings generated in jurisdictions with a valuation allowance. This causes variability in our effective tax rate. We intend to maintain the valuation allowances until it is more likely than not that the net deferred tax assets will be realized. If operating results improve or deteriorate on a sustained basis, our conclusions regarding the need for a valuation allowance could change, resulting in either the reversal or initial recognition

United States Securities and Exchange Commission
December 2, 2013

of a valuation allowance in the future, which could have a significant impact on income tax expense in the period recognized and subsequent periods.

During 2012, as part of our review in determining the need for a valuation allowance, we assessed the potential release of existing valuation allowances. Based upon this assessment during the third quarter of 2012, the valuation allowance previously recorded against the net deferred tax assets in the United States has been reversed resulting in a discrete income tax benefit of $84,705,000 during the third quarter of 2012. Our conclusion was based on cumulative three year pretax income for United States federal taxes, consecutive years of pretax income for United States federal taxes, and the anticipation of continuing profitability based on existing contractual arrangements which are expected to produce more than enough taxable income to realize the deferred tax assets based on existing sales prices and cost structure and our current Internal Revenue Code Section 382 limitations. As of December 31, 2012, the Company has retained a valuation allowance of approximately $5,598,000 on certain United States deferred tax assets. If a release of the remaining U.S. valuation allowance occurs, it will have a significant impact on net income in the period in which it occurs. This valuation allowance is recorded against a capital loss and certain tax credits where the ability to use or realize the deferred tax assets is less than likely.

During 2012, the Company concluded that certain foreign locations no longer needed a valuation allowance and recorded the release of $4,708,000 of valuation allowance, which was recognized as an income tax benefit. The release was due to the three year cumulative and consecutive year income before tax for certain foreign tax jurisdictions as well as anticipation of continuing profitability."

United States Securities and Exchange Commission
December 2, 2013

Form 10-Q for the Quarter Ended September 30, 2013

Management's Discussion and Analysis
Liquidity and capital resources
Cash flows
Cash flows – operating activities, page 35

Comment:

5.
Your analysis of the change in cash provided by operating activities focuses on the change in net income. Since net income is prepared on the accrual basis, and that the change in net income appears to be due in large part to the reversal of the valuation allowance against deferred income tax assets in 2012, a non-cash transaction, please expand your analysis to discuss the factors that directly impacted the material decrease in operating cash of approximately $24 million in 2013.

Response:

Page 35 of our Form 10-Q for the quarter ended September 30, 2013 includes a table summarizing two components of changes in cash flow from operating activities. As shown in the table, the period over period change in aggregate operating assets and liabilities was not a significant driver of the year over year decrease in operating cash flows, accounting for only $4.5 million of the overall decrease. Rather, the primary driver of the change in operating cash flows was a $101.2 million decrease in net income for the nine months ending September 30, 2013 compared to the prior year period. The decrease is largely attributable to the $84.3 million change in deferred income taxes resulting primarily from the non-cash adjustment of $84.7 million for the release of the United States deferred tax asset valuation allowance recorded in the nine months ended September 30, 2012.

In addition to the historical table on page 35, beginning with our 2013 Form 10-K, we will include additional disclosure in the “Liquidity and capital resources” section to describe the change in cash flows from operating activities. For illustrative purposes, for the period ended September 30, 2013, such disclosure would be as follows:

"Cash provided by operating activities was $15.3 million versus $39.0 million for the nine months ended September 30, 2013 and 2012, respectively. The primary drivers of the decrease in operating cash flows are a $101.2 million decrease in net income offset by a non-cash income benefit of $84.3 million for deferred income taxes for the nine months ended September 30, 2013 as compared to the same period in 2012.  The decrease in net income and impact of the third quarter 2012 United States valuation allowance benefit is further discussed in the results of operations section above."

Activity related to changes in valuation allowances for deferred income tax assets is included in the caption "Deferred income taxes" of the consolidated statements of cash flows.  The reversal of $84.7 million of the allowance for deferred tax assets in the United States occurred in the third

United States Securities and Exchange Commission
December 2, 2013

quarter of 2012 and had no impact on net cash flows from operating activities as it was a non-cash transaction.

Further, Remy acknowledges that:

•	Remy is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	Remy may not assert Staff comments as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

We would appreciate receiving any further comments at the Staff’s earliest possible convenience. Please call me at (765) 778-6871 if you have any questions or require any further information with respect to these matters.

Sincerely,

By:	/s/ Fred Knechtel
Name:	Fred Knechtel
Title:	Senior Vice President, Chief Financial Officer and Corporate Treasurer